

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 1, 2009

Aaron Whiteman
President
Kinder Travel Inc.
1461 A. First Avenue, Suite 360
New York, NY 10021-2209

> **Re: Kinder Travel Inc.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Filed April 13, 2009, May 27, 2009 and June 17, 2009**
> **File No. 000-52703**

Dear Mr. Whiteman:

We have completed our review of your Forms 10-K and 10-K/A for fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

Julie F. Bell
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
via facsimile (303) 988-6954